                                                     File No. 70-



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                _________________________________

                   APPLICATION OR DECLARATION
                               ON
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)


                              * * *


             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215



       John F. Di Lorenzo, Jr., Associate General Counsel
          AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)




ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

     American Electric Power Company, Inc. ("American"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act") requests authority to form one or more direct or indirect new subsidiaries ("New Subsidiaries") to engage in the business of brokering and marketing energy commodities ("Energy Commodities").
     A.   New Business
     The New Subsidiaries propose to engage in the businesses of brokering and marketing Energy Commodities. Energy Commodities include, but are not limited to, natural and manufactured gas, electric power, emission allowances, coal, oil, refined petroleum, refined petroleum products, natural gas liquids and other tangible or intangible assets that have electrical or chemical energy or are used to produce such energy. Their brokering business will involve arranging the sale and purchase, transportation, transmission and storage of Energy Commodities for a commission. Their marketing business will involve entering into contracts to sell, purchase, exchange, pool, transport, transmit, distribute, store and otherwise deal in Energy Commodities. The New Subsidiaries may from time to time have an inventory of Energy Commodities; however, they will not own or operate facilities used for the production, generation, processing, storage, transmission, transportation, or distribution of Energy Commodities.
     Although they will not sell electric power to retail customers if such sales are not permitted by law, the New Subsidiaries propose to broker and market Energy Commodities to retail and wholesale customers. In order to manage the risk associated with brokering and marketing Energy Commodities, the New Subsidiaries may enter into futures, forwards, swaps and options contracts relating to Energy Commodities. No New Subsidiary will be a public utility company under the 1935 Act.
     In addition to forming New Subsidiaries, American may acquire a direct or indirect interest in a business that brokers or markets, or both brokers and markets, Energy Commodities.
     B.   Service Agreements with New Subsidiaries
     The New Subsidiaries propose to enter into Service Agreements with American Electric Power Service Corporation ("AEPSC") and the operating company subsidiaries of American ("Operating Subsidiaries") pursuant to which personnel and other resources of AEPSC and the Operating Subsidiaries may be made available to the New Subsidiaries, upon request, to support the New Subsidiaries in connection with their authorized activities. The Service Agreements will require that AEPSC and the Operating Subsidiaries provide, account for and bill their services to the New Subsidiaries, utilizing a work order system, on a full cost reimbursement basis in accordance with Rules 90 and 91 under the 1935 Act. The reimbursed cost of services identified through the work order system will include all direct charges and a prorated share of other related costs.
     The Service Agreements also will provide that AEPSC and the Operating Subsidiaries make warranties of due care and compliance with applicable laws to the New Subsidiaries with respect to the performance of the services requested, but failure to meet these obligations will not subject them to any claim or liability, other than to reperform the work at cost in accordance with the work order. Furthermore, AEPSC and the Operating Subsidiaries will be indemnified by the New Subsidiaries against liabilities to or claims of third parties arising out of the performance of work on behalf of the New Subsidiaries.
     Under the Service Agreements, AEPSC and each Operating Subsidiary will make available personnel or resources requested by the New Subsidiaries, if it has or can have available such personnel or resources. AEPSC and each Operating Subsidiary will determine the availability of its personnel and resources.
     Initially, the New Subsidiaries are not expected to have employees. They will use the personnel and resources of AEPSC and of the Operating Subsidiaries to broker and market Energy Commodities on their behalf and to administer their businesses.
     C.   Guaranties by American
     American requests authority to guarantee the debt and other obligations of the New Subsidiaries. The maximum amount of debt that American proposes to guarantee is $50,000,000. The maximum amount of other obligations that American proposes to guarantee is $200,000,000.
     Debt financing of the New Subsidiaries which is guaranteed by American will not (i) exceed a term of 15 years or (ii)(a) bear a rate equivalent to a floating interest rate in excess of 2.0% over the prime rate, London Interbank Offered Rate or other appropriate index, in effect from time to time or (b) bear a fixed rate in excess of 2.50% above the yield at the time of issuance of United State Treasury obligations of a comparable maturity. Any commitment and other fees on the debt will not exceed 50 basis points per annum on the total amount of debt financing.
     Obligations of the New Subsidiaries (other than debt guaranteed by American) may take the form of bid bonds or performance or other direct or indirect guarantees of contractual or other obligations. Such arrangements may be necessary in order for the New Subsidiaries to satisfy a customer that they have the support for their contractual obligations.
     D.   Compliance with Rule 54
     Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWG") or foreign utility companies ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. The requirements of Rule 53(a), (b) and (c) are satisfied.
     Rule 53(a)(1). AEP Resources International, Limited ("AEPRI"), an indirect subsidiary of American, is an EWG.
American, through its subsidiary, AEP Resources, Inc., invested $115,000 in AEPRI. This investment represents less than 1% of $1,356,255,000, the average of the consolidated retained earnings of American reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1995.
     Rule 53(a)(2). AEPRI will maintain books and records and make available the books and records required by Rule 53(a)(2).
     Rule 53(a)(3). No more than 2% of the employees of the Operating Subsidiaries will, at any one time, directly or indirectly, render services to AEPRI.
     Rule 53(a)(4). American has submitted and will submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's operating utility subsidiaries.
     Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,356,255,000) represented an increase of approximately $51,777,000 (or 4.0%) in the average consolidated retained earnings from the previous four quarterly periods ($1,304,478,000); and (iii) for the year ended December 31, 1994, there were no losses attributable to American's investments in AEPRI other than $4,000 in start-up costs.
     Rule 53(c). Rule 53(c) is inapplicable because the requirements of Rule 53(a) and (b) have been satisfied.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES
     The expenses of the New Subsidiaries in connection with the proposed transactions are estimated not to exceed $52,000, consisting of $25,000 to be billed at cost by AEPSC, $25,000 of fees for legal services and the $2,000 filing fee to this Commission.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS
     American considers Sections 6, 7, 9(a), 9(c)(3), 12(b) and 13(b) of the 1935 Act and Rules 45 and 52 thereunder to be applicable to the proposed transactions. See Release No. 35-26313, dated June 20, 1995, proposing Rule 58, which would permit a registered holding company to acquire the securities of an energy-related company, including one that derives substantially all of its revenues from the brokering and marketing of energy commodities.

ITEM 4.   REGULATORY APPROVAL
     In addition to the Securities and Exchange Commission, the following commissions have jurisdiction over aspects of the proposed businesses of the New Subsidiaries:
     (1) Marketing, but not brokering, of electric power at wholesale is subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act;

     (2) Marketing, but not brokering, of natural gas at wholesale is subject to the jurisdiction of the FERC under the Natural Gas
Act; and

     (3) Transactions between Appalachian Power Company ("APCo") and the New Subsidiaries are subject to the jurisdiction of the West Virginia Public Service Commission ("WVPSC") and State Corporation Commission of Virginia ("VSCC") and transactions between Wheeling Power Company ("WPCo") and the New Subsidiaries are subject to the jurisdiction of the WVPSC.

     The marketing and brokering of electric power at retail is an evolving regulatory area. With few exceptions, it is not permitted in any state. As these regulations change, the New Subsidiaries expect to enter into this business; they, however, will not do so unless permitted by law.
     No other commissions have jurisdiction over the proposed transactions.
     An application to market electric power at wholesale will be filed with the FERC together with a request for the waiver of certain provisions of the Federal Power Act and the rules thereunder. A copy will be filed by amendment as Exhibit D-1.
     In 18 C.F.R. Pt. 284.402, FERC has granted to any person who is not an interstate pipeline a blanket certificate of public convenience and necessity authorizing the holder to make sales for resale at negotiated rates in interstate commerce of any category of gas that is subject to the FERC's Natural Gas Act jurisdiction.
     Applications for approval of affiliate transactions will be filed with the WVPSC and VSCC. Copies will be filed by amendment as Exhibits D-2, D-3 and D-4, respectively.

ITEM 5.   PROCEDURE
     It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting, and permitting to become effective this Application or Declaration be issued on or before March 29, 1996. American waives any recommended decision by a hearing officer of or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith. American consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application or Declaration.
     American agrees to file the following:
     (1) Quarterly, within 60 days after the end of each quarter:

          (a)  a balance sheet and income statement for each New
               Subsidiary;

          (b) a narrative description of the activities of the New Subsidiaries during the quarter just ended;

          (c) a listing of any guarantees or assumption of liabilities by American on behalf of the New
               Subsidiaries; and

          (d) a description of services obtained from associate companies, specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of such services.



ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

          Exhibit B-1    Proposed form of Service Agreement
                         between New Subsidiaries and AEPSC (to be filed by amendment)

          Exhibit B-2    Proposed form of Service Agreement
                         between New Subsidiaries and Operating
                         Subsidiaries (to be filed by amendment)

          Exhibit D-1    Application to the FERC relating to power
                         marketing (to be filed by amendment)

          Exhibit D-2    Application of APCo to the State
                         Corporation Commission of Virginia (to be filed by amendment)

          Exhibit D-3    Application of APCo to the West Virginia
                         Public Service Commission (to be filed by amendment)

          Exhibit D-4    Application of WPCo to the West Virginia
                         Public Service Commission (to be filed by amendment)

          Exhibit D-5    Order of FERC relating to power marketing
                         (to be filed by amendment)

          Exhibit D-6    Order of State Corporation Commission of
                         Virginia (to be filed by amendment)

          Exhibit D-7    Order of West Virginia Public Service
                         Commission as to APCo (to be filed by
                         amendment)

          Exhibit D-8    Order of West Virginia Public Service
                         Commission as to WPCo (to be filed by
                         amendment)

          Exhibit F      Opinion of Counsel (to be filed by
                         amendment)

          Exhibit G      Proposed Form of Notice


     It is believed that financial statements are not necessary or relevant to the disposition of this proceeding.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
     It is believed that the proposed transactions will not have any environmental effects which would require an environmental impact statement under Section 102(c)(2) of the National Environmental Policy Act. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.


                    By__/s/ G. P. Maloney____________________
                                Vice President


Dated:  January 22, 1996





                                                        Exhibit G




                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.         /January  , 1996


_____________________________________________
                                             :
In the Matter of                             :
                                             :
AMERICAN ELECTRIC POWER COMPANY, INC.        :
1 Riverside Plaza                            :
Columbus, OH 43215                           :
                                             :
(70-    )                                    :
_____________________________________________:



     American Electric Power Company, Inc. ("American"), a registered holding company, has filed an Application or Declaration with this Commission pursuant to Sections 6, 7, 9(a), 9(c)(3),
12(b) and 13(b) of the Public Utility Holding Company Act of 1935
(the "Act") and Rules 45 and 52 thereunder.

     American has requested authority to form one or more direct or indirect new subsidiaries to engage in the business of brokering and marketing energy commodities, including natural and manufactured gas, electric power, emission allowances, coal, oil, refined petroleum, refined petroleum products, natural gas liquids and other tangible or intangible assets that have electrical or chemical energy or are used to produce such energy. American has further requested authority to guarantee the debt and other obligations of the New Subsidiaries. The maximum amount of debt that American proposes to guarantee is $50,000,000. The maximum amount of other obligations that American proposes to guarantee is $200,000,000. No new subsidiary will be a public utility company under the 1935 Act. In addition to forming new subsidiaries, American may acquire a direct or indirect interest in a business that brokers or markets, or both brokers and markets, energy commodities.

     The New Subsidiaries may enter into Service Agreements with American Electric Power Service Corporation ("AEPSC"), a service company subsidiary of American, and the operating company subsidiaries of American pursuant to which personnel and other resources of AEPSC and the operating company subsidiaries may be made available to the New Subsidiaries, upon request, to support the New Subsidiaries in connection with their authorized activities. The Service Agreements will require that AEPSC and the operating company subsidiaries provide, account for and bill their services to the New Subsidiaries, utilizing a work order system, on a full cost reimbursement basis in accordance with Rules 90 and 91 under the 1935 Act. The reimbursed cost of services identified through the work order system will include all direct charges and a prorated share of other related costs.

     The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by March , 1996 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as filed or as it may be amended, may be permitted to become effective.

     For the Commission, by the Office of Public Utility
Regulation, pursuant to delegated authority.

                         Jonathan G. Katz
                         Secretary